## Contact

www.linkedin.com/in/rebecca-lock-kidcaboo (LinkedIn)

## Top Skills

Entrepreneurship

Youth Entrepreneurship

Entrepreneurship Development

# Rebecca Lock

Founder & CEO at Kidcaboo

New York City Metropolitan Area

## Experience

**Chief**

Member

February 2022 - Present (3 months)

New York, New York, United States

**Kidcaboo**

CEO, Founder

December 2018 - Present (3 years 5 months)

Dallas, Austin, Houston, Research Triangle, Charlotte, New Jersey, Atlanta, Scottsdale

A Children's Rideshare and Driving Nanny Service Designed to Move Working Parents Forward.

Transporting Children. Transforming Families.

**Various Companies**

Documentary/Reality TV Producer

August 2004 - December 2018 (14 years 5 months)

Los Angeles, California, United States

## Education

**Columbia University in the City of New York**

Master of Arts - MA, Modern Chinese History; Mandarin

Language · (2002 - 2004)

**University of California, Los Angeles**

Chinese Language · (2003 - 2004)

**Wake Forest University**

Bachelor's Degree, Communication; Chinese · (1997 - 2001)